Waytronx, Inc.
20050 SW 112th Avenue
Tualatin, OR 97062
(503) 612-2300

December 15, 2010

United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn:	Larry Spirgel, Assistant Director
Kate Beukenkamp, Staff Attorney

Re:	Waytronx, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed April 1, 2010

Forms 10-Q for the Quarterly Periods Ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 000-29923

Dear Mr. Spirgel and Ms. Beukenkamp:

Please accept this letter as affirmation of our agreement to respond to your comment letter, referenced above, dated December 1, 2010 on or before January 7, 2011.

Once again, I wish to thank you for the courtesy shown in granting this extension.

Sincerely,

/s/ William J. Clough

William J. Clough,
CEO/President